Exhibit 99.2

CONSENT OF QUALIFIED PERSON

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority, Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities, Government of Yukon

Nunavut Securities Office

Office of the Superintendent of Securities, Government of the Northwest Territories

Toronto Stock Exchange

Dear Sirs/Madams:

RE: GoldMining Inc. (the "Corporation") – Technical Report

I, Porfirio Rodriguez, BSc (Min Eng), FAIG, consent to the public filing of the technical report with the effective date of May 31, 2021 titled "São Jorge Gold Project, Pará State, Brazil – Independent Technical Report on Mineral Resources" (the "Report") by the Corporation.

I hereby consent to the use of any extracts from, or summary of, the Report in the news release of the Corporation dated June 1, 2021 (the "News Release").

I hereby certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Report for which I am responsible.

Dated this 13th day of July, 2021.

Yours truly,

/s/ Porfirio Rodriguez	"Sealed"

Porfirio Rodriguez, BSc (Min Eng), FAIG